Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Quarter 2014
Earnings
Income before income taxes	$1,259
Add/(Deduct):
Equity in net income of affiliated companies	(419)
Dividends from affiliated companies	21
Fixed charges excluding capitalized interest	934
Amortization of capitalized interest	10
Earnings	$1,805

Fixed Charges
Interest expense	$886
Interest portion of rental expense (a)	48
Capitalized interest	5
Total fixed charges	$939

Ratios
Ratio of earnings to fixed charges	1.9
__________
(a) One-third of all rental expense is deemed to be interest.